UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALLOT COMMUNICATIONS, LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share	M0854Q105
(Title of Class of Securities)	(CUSIP Number)

February 18, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

13G

CUSIP No. M22013 10 2	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Zohar Zisapel I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable.
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,316,146
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,316,146
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,316,146
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%*
12.	TYPE OR REPORTING PERSON IN

*Based on 22,067,117 Ordinary Shares that the Company advised were issued and outstanding.

Item 1(a).	Name of Issuer:

Allot Communications Ltd. (hereinafter referred to as the “Company).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Hanagar Street Neve Ne’eman Industrial Zone B Hod Hasharon, 45240, Israel

Item 2(a).	Name of Person Filing:

Zohar Zisapel

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

24 Raoul Wallenberg Street Tel Aviv 69719, Israel

Item 2(c).	Citizenship:

Israeli

Item 2(d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 0.10 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M0854Q105

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of February 18, 2009 Zohar Zisapel beneficially owned 1,316,146Ordinary Shares, out of which (i) 1,251,255 Ordinary Shares are held by the Reporting Person, and (ii) 64,891 ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

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(b)	Percent of Class:

5.39%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,316,146

(ii) Shared power to vote or to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

1,316,146

(iv) Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that the securities referred to above were not acquired and are not held at the time being with the intention of changing or influencing the control of the Issuer of the securities and were not acquired and are not held with the intention of any transaction having that purpose or effect.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2009

By: /s/ Zohar Zisapel —————————————— Zohar Zisapel

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